United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Cian PLC

(Name of Issuer)

Ordinary shares, par value $0.0004 per ordinary share

(Title of Class of Securities)

83418T108

(CUSIP Number)**

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	There is no CUSIP number assigned to the issuer’s ordinary shares. This CUSIP number is for the issuer’s American Depositary Shares (“ADSs”), which are quoted on the New York Stock Exchange under the symbol “CIAN.” Each ADS represents one ordinary share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83418T108	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons Elbrus Capital Fund III GP S.à r.l.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,455,456
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,455,456
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,456
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.4%
12	Type of Reporting Person OO

CUSIP No. 83418T108	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons Elbrus Capital Fund III A.S.C.SP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,455,456
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,455,456
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,456
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.4%
12	Type of Reporting Person PN

CUSIP No. 83418T108	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons Onlypiece Trading Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO

CUSIP No. 83418T108	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons Dias Holdings Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,455,456
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,455,456

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,456
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.4%
12	Type of Reporting Person OO

CUSIP No. 83418T108	Schedule 13G	Page 5 of 9

ITEM 1.	(a)	Name of Issuer:

Cian PLC (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat 201, Larnaca, 6037, Cyprus.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Elbrus Capital Fund III GP S.à r.l.

Elbrus Capital Fund III A.S.C.SP

Onlypiece Trading Limited

Dias Holdings Limited

(b)	Address or Principal Business Office:

The business address for each of Elbrus Capital Fund III GP S.à r.l. and Elbrus Capital Fund III A.S.C.SP is 25C, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg

The business address for Onlypiece Trading Limited is Axiou 30, Akropoli 2013, Nicosia, Cyprus

The business address for Dias Holdings Limited is Office A, 16/F, Heng Shan Centre 145, Queens Road East, Wan Chai, Hong Kong.

(c)	Citizenship of each Reporting Person is:

Each of Elbrus Capital Fund III A.S.C.SP and Elbrus Capital Fund III GP S.à r.l. is organized under the laws of Luxembourg.

Onlypiece Trading Limited is organized under the laws of Cyprus.

Dias Holdings Limited is organized under the laws of Hong Kong.

(d)	Title of Class of Securities:

Ordinary shares, par value $0.0004 per ordinary share (“Ordinary Shares”).

(e)	CUSIP Number:

83418T108*.

CUSIP No. 83418T108	Schedule 13G	Page 6 of 9

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of February 14, 2023, based upon 69,871,511 Ordinary Shares outstanding as of February 14, 2022, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2022.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Elbrus Capital Fund III GP S.à r.l.	4,455,456	6.4%	0	4,455,456	0	4,455,456
Elbrus Capital Fund III A.S.C.SP	4,455,456	6.4%	0	4,455,456	0	4,455,456
Onlypiece Trading Limited	0	0%	0	0	0	0
Dias Holdings Limited	4,455,456	6.4%	0	4,455,456	0	4,455,456

Dias Holding Limited is the record holder of the Ordinary Shares reported herein.

Dias Holding Limited is an investment vehicle associated with Elbrus Capital Fund III A.S.C.SP. Elbrus Capital Fund III GP S.à r.l. is acting as the general partner of Elbrus Capital Fund III A.S.C.SP. As a result, each of Elbrus Capital Fund III A.S.C.SP and Elbrus Capital Fund III GP S.à r.l. may be deemed to share beneficial ownership of the Ordinary Shares owned by Dias Holdings Limited.

Elmira Askerova, is the director of Elbrus Capital Fund III GP S.à r.l. Ms. Askerova, disclaims beneficial ownership of the investments held by Elbrus Capital Fund III GP S.à r.l. The Senior Partners of Elbrus Capital Fund III A.S.C.SP are Dmitri Krukov, Alexander Savin and Rob Thielen. Each of Mr. Krukov, Mr. Savin and Mr. Thielen disclaims beneficial ownership of the Ordinary Shares except to the extent of any pecuniary interest therein.

Following an internal reorganization, all of the 4,455,456 Ordinary Shares previously held by Onlypiece Trading Limited were transferred to Dias Holdings Limited. As the result of the foregoing, Onlypiece Trading Limited ceased to be the beneficial owner of the securities reported herein.

*	There is no CUSIP number assigned to the Issuer’s Ordinary Shares. This CUSIP number is for the Issuer’s American Depositary Shares (“ADSs”), which are quoted on the New York Stock Exchange under the symbol “CIAN.” Each ADS represents one Ordinary Share.

CUSIP No. 83418T108	Schedule 13G	Page 7 of 9

ITEM 5.	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of September 7, 2022, Onlypiece Trading Limited has ceased to be the beneficial owner of more than 5% of the Ordinary Shares. ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 83418T108	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Elbrus Capital Fund III GP S.à r.l.

By:	/s/ Elmira Askerova
Name:	Elmira Askerova
Title:	Manager

Elbrus Capital Fund III A.S.C.SP

By:	/s/ Elmira Askerova
Name:	Elmira Askerova
Title:	Manager of Elbrus Capital Fund III GP S.à r.l.

Onlypiece Trading Limited

By:	/s/ Yury Titarenko
Name:	Yury Titarenko
Title:	Director of Strongboard Services (Cyprus) Ltd

Dias Holdings Limited

By:	/s/ Yury Titarenko
Name:	Yury Titarenko
Title:	Director of Strongboard Services (Cyprus) Ltd

CUSIP No. 83418T108	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.